

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Kai Cheong Wong
Chief Executive Officer, President, Director, Secretary and Treasurer
AsiaFIN Holdings Corp.
Suite 30.02, 30th Floor, Menara KH (Promet)
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

> **Re: AsiaFIN Holdings Corp.**
> **Form 10-KT for the Transition Period Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 333-251413**

Dear Kai Cheong Wong:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services